UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. --)*

                         Community Bancorp of New Jersey
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    20343B109
                                    ---------
                                 (CUSIP Number)

               Robert A. Schwartz, Jamieson Moore Peskin & Spicer 177 Madison Ave Morristown, NJ 07960 (973) 984-1616
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 7, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20343B109
--------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Howard M. Schoor
--------------------------------------------------------------------------------
 (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
 (3)     SEC Use Only
--------------------------------------------------------------------------------
 (4)     Source of Funds (See Instructions)   PF
--------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 (6)     Citizenship or Place of Organization    United States
--------------------------------------------------------------------------------
 Number of Shares          (7)  Sole Voting Power          103,276
 Beneficially              _____________________________________________________
 Owned                     (8)  Shared Voting Power              0
 by Each                   _____________________________________________________
 Reporting                 (9)  Sole Dispositive Power     103,276
 Person                    _____________________________________________________
 With                      (10)  Shared Dispositive Power        0

--------------------------------------------------------------------------------
 (11)    Aggregate Amount Beneficially Owned by Each Reporting Person    103,276
--------------------------------------------------------------------------------
 (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
 (13)    Percent of Class Represented by Amount in Row (11)      5.65%
--------------------------------------------------------------------------------
 (14)    Type of Reporting Person (See Instructions)         IN
--------------------------------------------------------------------------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      Date            April 7, 2000

                      Signature       /s/ Howard M. Schoor
                                      --------------------
                      Name/Title      Howard M. Schoor


   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).